UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2026

(Figures expressed in millions of United States dollars – US$ million)

EXECUTIVE SUMMARY

•	Net income attributable to Enel Chile S.A.’s shareholders reached US$ 272 million as of June 2026, a 10.7% increase from June 2025, driven primarily by an operating improvement recorded during the period. On a quarterly basis, net income totaled US$ 110 million in Q2 2026, a US$ 38 million increase from Q2 2025, partly due to a better operating result and lower expenses at the financial result level.

•	Operating revenues reached US$ 2,268 million as of June 2026, similar to the level recorded in June 2025. In Q2 2026, operating revenues decreased 9.0% to US$ 1,071 million, primarily due to lower energy sales and reduced gas commercialization.

•	Procurement and services costs totaled US$ 1,378 million as of June 2026, a 2.4% decrease from the same period of the previous year, largely driven by lower costs for other variable procurement and services costs and reduced fuel consumption in the Generation Segment. The same trend was observed in Q2 2026, with an 8.6% reduction in procurement and service costs to US$ 696 million, mainly due to lower costs for other variable procurement and services costs in the Generation Segment.

•	As a result of the factors described above, the Company's EBITDA increased by 3.9% to US$ 685 million as of June 2026. In Q2 2026, EBITDA was US$ 262 million, a 10.9% decrease from Q2 2025.

•	Financial results increased from a US$ 84 million expense as of June 2025 to a US$ 121 million expense as of June 2026, mainly due to a loss from exchange rate differences. In Q2 2026, financial results recorded a lower expense of US$ 15 million compared with Q2 2025, totaling US$ 43 million, primarily due to lower financial expenses.

•	On April 1, 2026, Enel Chile, through its subsidiary Enel Green Power Chile, began the construction of the Azabache BESS battery energy storage system in the Antofagasta Region. The project is integrated into the hybrid renewable energy plant and will combine three technologies at one site: solar, wind, and storage. The system will have an installed capacity of 94 MW and a 372-MWh storage capacity, with 36 MW available at the Valle de los Vientos Wind Power Plant and 58 MW at the Azabache Photovoltaic Plant.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

BUSINESS SEGMENT SUMMARY

Generation

•	Net energy generation decreased by 5.0%, totaling 10,898 GWh as of June 2026 (-576 GWh), primarily due to lower hydroelectric dispatch, which was largely offset by increased solar and combined cycle production. In Q2 2026, net generation declined by 7.5% (-441 GWh) to 5,451 GWh, largely reflecting lower hydrology compared with Q2 2025.

•	Physical energy sales decreased by 1.7% compared with June 2025, reaching 15,622 GWh (-273 GWh) as of June 2026, primarily due to lower sales to free customers. Similarly, in Q2 2026, physical sales declined by 1.3% (-102 GWh) to 7,745 GWh, mainly due to lower sales to free customers.

•	Operating revenues totaled US$ 1,596 million as of June 2026, US$ 7 million below the level of the first half of 2025. In Q2 2026, operating revenues decreased 12.4% from Q2 2025 to US$ 723 million, primarily due to lower energy sales and reduced gas commercialization.

•	Procurement and service costs totaled US$ 868 million as of June 2026, a 3.7% decrease from June 2025, driven mainly by lower costs for other variable supplies and services and reduced fuel consumption. The same trend was observed in Q2 2026, with supplies and services totaling US$ 433 million, an 11.9% reduction, primarily due to lower costs for other variable supplies and services and energy purchases.

•	As a result of the factors described, the Generation Segment's EBITDA increased 6.0% year over year to US$ 611 million as of June 2026. On a quarterly basis, EBITDA totaled US$ 225 million in Q2 2026, a 13.5% decrease from Q2 2025.

	Cumulative			Quarterly
Physical Data	Jun-26	Jun-25	% Change	Q2 2026	Q2 2025	% Change

Total Sales (GWh)	15,622	15,895	(1.7%)	7,745	7,847	(1.3%)
Total Generation (GWh)	10,898	11,474	(5.0%)	5,451	5,892	(7.5%)

Distribution & Grids

•	Physical sales increased by 25 GWh, rising from 7,237 GWh to 7,261 GWh as of June 2026. The same trend was observed in Q2 2026, with physical sales totaling 3,608 GWh, a 0.9% increase (+31 GWh) compared to Q2 2025, primarily at the residential customer and toll levels.

•	As of the end of June 2026, the number of customers increased by 1.5%, reaching 2,208,595 end users, particularly in the residential segment. At the same time, energy losses moved from 6.2% in June 2025 to 6.6% in June 2026.

•	Operating revenues increased by 2.3% compared to June 2025, reaching US$ 893 million, primarily due to higher energy sales and other service revenues. In Q2 2026, operating revenues totaled US$ 461 million, a 5.0% increase over the Q2 2025 level, driven by higher energy sales and other revenues.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

•	Procurement and services costs totaled US$ 741 million as of June 2026, a 3.1% increase from June 2025, driven primarily by higher transportation expenses and energy purchases. Similarly, in Q2 2026, procurement and services costs reached US$ 382 million, a 5.3% increase from Q2 2025, largely due to increased energy purchases.

•	As of June 2026, the Distribution and Grids Segment's EBITDA totaled US$ 80 million, US$ 12 million below the level recorded in June 2025. In Q2 2026, EBITDA totaled US$ 39 million, US$ 3 million below the level recorded in Q2 2025.

	Cumulative			Quarterly
Physical Data	Jun-26	Jun-25	% Change	Q2 2026	Q2 2025	% Change

Total Sales (GWh)	7,261	7,237	0.3%	3,608	3,577	0.9%
Number of Customers	2,208,595	2,175,718	1.5%	2,208,595	2,175,718	1.5%

FINANCIAL SUMMARY- ENEL CHILE

The Company's gross financial debt decreased by US$ 55 million compared to December 2025, totaling US$ 3,785 million as of June 2026. This variation is explained by the following movements:

-	The amortization in June 2026 of an installment on a loan from Enel Finance International to Enel Chile totaling US$ 81 million.
-	The drawdown of Enel Chile’s committed credit line with Corporación Andina de Fomento (CAF) totaling US$ 50 million.
-	The amortization of Enel Generación Chile's H and M bonds for US$ 22 million.
-	The amortization of the first installment in June 2026 of a loan from Citibank to Enel Chile, totaling US$ 12 million.
-	A US$ 10 million increase due to lease liabilities under IFRS 16.

Enel Chile's available liquidity is broken down into the following factors:

-	Cash and cash equivalents : US$ 276 million
-	Committed available credit lines : US$ 640 million

The average cost of debt remained at 4.9% in June 2026, unchanged from December 2025.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

Hedging and protection:

In order to mitigate the financial risks associated with exchange rate and interest rate fluctuations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s foreign exchange risk hedging policy stipulates that there must be a long-term balance between the currency in which each company’s cash flows are denominated and the currency in which they borrow. Consequently, as of today, the Enel Chile Group has cross-currency swap contracts totaling US$ 148 million and forward contracts totaling US$ 182 million.

To reduce the volatility of the financial statements due to changes in interest rates, the Enel Chile Group maintains an appropriate balance in its debt structure, for which it has interest rate swap contracts totaling US$ 274 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the social agenda announced by the government, Law No. 21,185 of the Ministry of Energy was published on November 2, 2019, in the Official Gazette, creating a Transitional Mechanism for the Stabilization of Electricity Prices for Customers Subject to Rate Regulation (hereinafter the “Rate Stabilization Law”). Under this Law, between July 1, 2019, and December 31, 2020, the prices to be passed on to regulated customers would be the price levels defined for the first half of 2019 (Decree 20T/2018) and would be referred to as the “Stabilized Price for Regulated Customers” (PEC). Between January 1, 2021, and the end of the stabilization mechanism, prices would be those defined in the semiannual price-setting procedures referred to in Article 158 of the Electricity Law and may not exceed the PEC adjusted according to the Consumer Price Index as of January 1, 2021, based on the same date (adjusted PEC). Billing differences resulting from the application of this mechanism would give rise to an account receivable in favor of the generators with a limit of US$ 1.35 billion through 2023. That limit was reached in January 2022. The balance must be recovered no later than December 31, 2027.

On December 14, 2020, the National Energy Commission (CNE) published Resolution No. 340 Exempt, which amended the technical provisions for the implementation of the Rate Stabilization Law. This Resolution clarified that payments to each supplier “must be applied to outstanding balances in chronological order, starting with the oldest balances and moving to the newest,” rather than on a weighted basis across the total outstanding balances, as the industry had interpreted up to that point.

In addition, this Resolution established that the payment of balances will be made using the observed dollar rate on the sixth business day following the publication of the Coordinator’s Balance Payment Schedule, replacing the average dollar rate for the billing month, as had been established until that time.

>	On August 2, 2022, Law No. 21,472 was published, creating a Rate Stabilization Fund and establishing a New Transitional Electricity Price Stabilization Mechanism for Customers Subject to Price Regulation. This Law establishes a Customer Protection Mechanism (MPC) intended to cover the differences arising between the prices of the respective regulated supply contracts and the stabilized rate. The objective is to prevent increases in electricity bills in 2022 and allow for gradual increases over the next decade. The differences will be covered by a transitional fund of US$ 1.8 billion, through a new instrument called a Payment Document, issued monthly by the General Treasury of the Republic to electricity generation companies in U.S. dollars, which is adjustable, transferable, has a maximum maturity date of December 2032, and is backed by a government guarantee.

This fund will be financed through an additional charge to end-users, segmented by consumption levels, whereby customers with monthly consumption of less than 350 kWh will be exempt from the charge, as will micro and small businesses with monthly consumption of up to 1,000 kWh.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

The fund is administered by the General Treasury of the Republic and will receive an annual government contribution of US$ 20 million from 2023 until the end of its term on December 31, 2032, in addition to the US$ 15 million contributed in 2022. All surpluses generated in excess of the US$ 1.35 billion fund specified in Law 21,185 are recognized as part of the mechanism established in Law No. 21,472.

On March 14, 2023, the CNE published Exempt Resolution No. 86, which establishes the technical provisions for the implementation of Law No. 21,472. Subsequently, on August 9, 2023, the CNE issued Exempt Resolution No. 334, which amends Exempt Resolution No. 86, establishing, among other matters, certain provisions, procedures, deadlines, and conditions for the proper implementation of the aforementioned Law.

In February 2024, the limit of US$  1.8 billion in accounts receivable from regulated customers established by Law No. 21,472 was reached.

>	On April 30, 2024, Law No. 21,667 was published, which, among other aspects, establishes:

-	It will prevent utility companies from accumulating further debt, as rates for customers subject to price regulation will gradually return to the actual costs of energy and power.

-	Utility companies will recover the balances generated by Laws No. 21,185 and No. 21,472 or the PEC and MPC stabilization mechanisms, respectively.

-	The MPC fund is increased by US$ 5.5 billion, of which an additional US$ 3.7 billion will be backed by a 30% fiscal guarantee. These balances must be repaid no later than December 31, 2035.

-	The most vulnerable users will be protected through the creation of an electricity subsidy.

On the other hand, customers with monthly consumption exceeding 350 kWh/month will pay the actual price of energy and capacity starting from the publication of the average base price decree for the first half of 2024, plus an additional charge (MPC charge) that will allow for the repayment of the debt accumulated by the PEC and MPC. In turn, customers with consumption of 350 kWh or less per month will pay the actual price of energy and capacity starting from the publication of the average base price decree for the second half of 2024, and beginning with the decree for the first half of 2025, the MPC charge will be added.

>	On October 14, 2025, the National Energy Commission (CNE) issued Exempt Resolution No. 633, which approves the “Preliminary Technical Report for the Setting of Average Base Prices for the National Electric System, corresponding to the first half of 2026,” hereinafter “ITP.” This document, , among other aspects, addresses a methodological inconsistency in the CNE’s approach regarding the consideration of inflationary effects when applying the CPI variation and, concurrently, the use of the current interest rate for non-indexed transactions in local currency, all of which took effect upon the entry into force of Supreme Decree No. 7T of 2024, issued by the Ministry of Energy, and subsequently in the successive setting of Average Node Prices for electricity supplies, as referred to in Article 158 of the General Law on Electric Services.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

This inconsistency was corrected in the Final Technical Report on the Average Node Price for November 2025 (FTN for November 2025), corresponding to the first half of 2026, which established payment of the total established difference in 6 equal installments during this tariff period. The FTN for November 2025 was published in Supreme Decree No. 24T of January 2026. For the Enel Chile Group, the total amount of the difference was approximately US$ 42 million, provisioned at the end of 2025.

Change of functional currency and reporting currency:

>	Effective January 1, 2025, Enel Chile changed its functional currency from Chilean pesos to U.S. dollars, as the U.S. dollar became the currency that significantly influences the economic environment in which the Company operates.

>	This change in functional currency was primarily driven by the fact that, also effective January 1, 2025, its subsidiary Enel Generación Chile changed its functional currency from Chilean pesos to U.S. dollars. This was primarily because, starting in 2025, the subsidiary’s main source of revenue will come from contracts with non-regulated customers, which—given the billing and collection cycles—result in substantially lower exposure to exchange rate fluctuations compared to contracts with regulated customers, which require significantly more time to complete the collection process. The regulated customer contract portfolio represented the Company’s primary source of revenue through fiscal year 2024.

>	Thus, given the importance of the generation segment to the Group—Enel Chile’s primary source of revenue—the dividends received from its subsidiaries will be determined on a U.S. dollar basis.

The change in the presentation currency at Enel Chile was accounted for as a change in accounting policy and applied retrospectively, as if the new presentation currency had always been the presentation currency of the consolidated financial statements. For further information, please refer to Note No. 3 of Enel Chile’s Consolidated Financial Statements as of March 31, 2026.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation segment

The generation business, carried out through our subsidiaries Enel Generación Chile and Enel Green Power Chile (hereinafter EGP Chile), has a total net capacity of 8,884 MW as of June 30, 2026. The generation assets are diversified, with a focus on renewable energy, which accounts for 78%[1] of Enel Chile’s net capacity. Specifically, 3,666 MW correspond to hydroelectric generation units, 1,945 MW to gas- or oil-fired thermal power plants, 2,084 MW to solar plants, 903 MW to wind generation units, 83 MW to geothermal capacity, and 203 MW to battery energy storage systems (BESS).

The following chart summarizes the physical information of our Generation business segment for the period ended June 30, 2026, and 2025:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Jun-26	Jun-25	% Change	Q2 2026	Q2 2025	% Change	Jun-26	Jun-25

Sistema Eléctrico Nacional (SEN)	15,622	15,895	(1.7%)	7,745	7,847	(1.3%)	38.8%	39.6%

Distribution & Grids segment

The Distribution and Grids business is carried out by our subsidiaries Enel Distribución Chile S.A. and Enel Colina S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area distributing electricity to 33 counties of the Metropolitan Region.

The following chart summarizes the physical information of our Distribution and Grids business segment for the period ended June 30, 2026, and 2025:

	Energy Sales						Energy Losses
	(GWh)
	Cumulative			Quarterly			(%)
Physical Information	Jun-26	Jun-25	% Change	Q2 2026	Q2 2025	% Change	Jun-26	Jun-25

Distribution & Networks Business	7,261	7,237	0.3%	3,608	3,577	0.9%	6.6%	6.2%

Other Information	Jun-26	Jun-25	% Change

Number of Customers	2,208,595	2,175,718	1.5%
Customers/Employees	3,930	4,121	(4.6%)

[1] This corresponds to Renewables + BESS (Battery Energy Storage System).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

The following table shows revenues from energy sales by business segment and customer type, on a cumulative and quarterly basis as of June 30, 2026, and 2025:

	Cumulative Figures
ENERGY SALES (Figures in US$ Million)	Total Businesses		Structure and Adjustments		Total
	Jun-26	Jun-25	Jun-26	Jun-25	Jun-26	Jun-25

Generation:	1,343	1,422	(232)	(214)	1,111	1,208
Regulated customers	542	565	(231)	(212)	311	353
Non regulated customers	735	695	-	(2)	735	693
Spot market	66	162	(1)	-	65	162
Distribution & Networks:	850	829	(13)	(10)	837	819
Residential	455	440	-	-	455	440
Commercial	240	237	-	-	240	237
Industrial	61	63	-	-	61	63
Other	94	89	(13)	(10)	81	79
Less: Intercompany transactions of different business lines	(245)	(224)	-	-

Total Energy Sales	1,948	2,027	(245)	(224)	1,948	2,027

Millions of US Dollars variation in US$ and %	(79)	(3.9%)	-	-	(79)	(3.9%)

	Quarterly Figures
ENERGY SALES (Figures in US$ Million)	Total Businesses		Structure and Adjustments		Total
	Q2 2026	Q2 2025	Q2 2026	Q2 2025	Q2 2026	Q2 2025

Generation:	659	705	(118)	(92)	541	613
Regulated customers	268	292	(117)	(91)	151	201
Non regulated customers	369	293	-	(1)	369	292
Spot market	22	120	(1)	-	21	120
Distribution & Networks:	436	421	(6)	(5)	430	416
Residential	242	228	-	-	242	228
Commercial	120	116	-	-	120	116
Industrial	31	31	-	-	31	31
Other	43	46	(6)	(5)	37	41
Less: Intercompany transactions of different business lines	(124)	(97)	-	-	-	-

Total Energy sales	971	1,029	(124)	(97)	971	1,029

Millions of US Dollars variation in US$ and %	(58)	(5.6%)	-	-	(58)	(5.6%)

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	INCOME STATEMENT ANALYSIS

As of June 30, 2026, Enel Chile's net income attributable to shareholders reached US$ 272 million, a US$ 26 million increase, or 10.7%, compared to June 2025, mainly due to an operating improvement recorded during the period.

In Q2 2026, Enel Chile's attributable net income reached US$ 110 million, reflecting a US$ 38 million increase from the same period in 2025. This growth was driven by improved operating performance and reduced financial expenses.

Below, we present a comparative overview of each item in the income statement, in cumulative and quarterly terms as of June 30, 2026, and 2025:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Figures in US$ Million)	Jun-26	Jun-25	Change	% Change	Q2 2026	Q2 2025	Change	% Change

REVENUES	2,268	2,279	(10)	(0.5%)	1,071	1,177	(106)	(9.0%)
Sales	2,077	2,228	(151)	(6.8%)	1,043	1,175	(132)	(11.3%)
Other operating revenues	191	51	140	273.0%	28	1	26	n/a
PROCUREMENT AND SERVICES	(1,378)	(1,413)	34	(2.4%)	(696)	(762)	65	(8.6%)
Energy purchases	(891)	(893)	2	(0.2%)	(406)	(439)	34	(7.6%)
Fuel consumption	(203)	(215)	12	(5.4%)	(125)	(120)	(5)	4.1%
Transportation expenses	(171)	(151)	(20)	13.1%	(96)	(95)	-	0.5%
Other variable procurement and service cost	(113)	(154)	40	(26.3%)	(70)	(107)	37	(34.8%)
CONTRIBUTION MARGIN	890	866	24	2.8%	374	415	(41)	(9.8%)
Other work performed by entity and capitalized	19	16	3	17.6%	11	10	-	0.5%
Employee benefits expense	(84)	(91)	6	(6.7%)	(42)	(53)	10	(19.8%)
Other fixed operating expenses	(140)	(133)	(7)	5.1%	(81)	(79)	(2)	2.2%
GROSS OPERATING INCOME (EBITDA)	685	659	26	3.9%	262	293	(32)	(10.9%)
Depreciation and amortization	(198)	(174)	(24)	13.7%	(99)	(90)	(10)	10.6%
Impairment loss (Reversal)	32	(29)	61	n/a	32	(29)	61	n/a
Impairment loss (Reversal) for applying IFRS 9	(17)	(18)	1	(3.4%)	(8)	(9)	-	(2.5%)
OPERATING INCOME (EBIT)	502	437	64	14.7%	186	166	20	12.2%
FINANCIAL RESULT	(121)	(84)	(37)	44.0%	(43)	(58)	15	(26.0%)
Financial income	28	28	-	-	17	13	4	27.8%
Financial expenses	(132)	(130)	(2)	1.3%	(64)	(73)	9	(12.3%)
Gain (Loss) for indexed assets and liabilities	3	11	(8)	(70.7%)	1	3	(2)	(61.1%)
Exchange rate differences, net	(20)	7	(28)	n/a	3	(2)	5	n/a
OTHER NON-OPERATING RESULTS	10	7	3	41.3%	6	4	2	48.2%
Share of profit (loss) of associates accounted for using the equity method	9	7	2	35.4%	5	4	2	53.3%
Other earnings	1	-	1	n/a	-	-	-	n/a

NET INCOME BEFORE TAXES	391	360	30	8.4%	148	111	37	33.5%
Income Tax	(98)	(93)	(5)	5.1%	(30)	(30)	-	-

NET INCOME	293	267	25	9.5%	118	81	37	46.1%
Shareholders of the parent company	272	246	26	10.7%	110	71	38	54.2%
Non-controlling interest	21	22	(1)	(4.0%)	9	10	(1)	(11.1%)

Earning per share (US$ /share) (1)	0.0039	0.0036	0.0004	10.7%	0.0016	0.0010	0.00	54.2%

(1) As of June 30, 2026 and June 30, 2025 the average number of paid and subscribed shares was 69,166,557,219.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

EBITDA

Enel Chile's consolidated EBITDA as of June 30, 2026, reached US$ 685 million, representing an increase of US$ 26 million, or 3.9%, compared to June 2025. This is mainly explained by an operating improvement recorded during the period.

In Q2 2026, EBITDA totaled US$ 262 million, a decrease of US$ 32 million compared to the same period in 2025. This decline is primarily due to lower operating revenues in the Generation Segment, driven by decreased energy sales and reduced gas sales.

Operating income, operating costs, staff costs, and other expenses by nature that determine our EBITDA, broken down by each business segment in cumulative and quarterly terms as of June 30, 2026, and 2025, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in US$ Million)	Jun-26	Jun-25	Change	% Change	Q2 2026	Q2 2025	Change	% Change

Generation business revenues	1,596	1,604	(7)	(0.5%)	723	825	(103)	(12.4%)
Distribution & Networks business revenues	893	872	20	2.3%	461	439	22	5.0%
Less: consolidation adjustments and other activities	(221)	(197)	(23)	11.8%	(113)	(87)	(26)	29.4%
Total Consolidated Revenues	2,268	2,279	(10)	(0.5%)	1,071	1,177	(106)	(9.0%)

Generation business costs	(868)	(902)	33	(3.7%)	(433)	(492)	59	(11.9%)
Distribution & Networks business costs	(741)	(719)	(23)	3.1%	(382)	(362)	(19)	5.3%
Less: consolidation adjustments and other activities	231	208	23	11.3%	118	92	26	28.1%
Total Consolidated Procurement and Services Costs	(1,378)	(1,413)	34	(2.4%)	(696)	(762)	65	(8.6%)

Personnel Expenses	(29)	(33)	4	(12.2%)	(15)	(17)	2	(14.3%)
Other expenses by nature	(88)	(92)	4	(4.9%)	(49)	(55)	6	(11.5%)
Total Generation business	(117)	(126)	9	(6.8%)	(64)	(73)	9	(12.1%)
Personnel Expenses	(11)	(15)	4	(27.6%)	(5)	(10)	5	(51.8%)
Other expenses by nature	(61)	(46)	(14)	31.3%	(36)	(25)	(11)	45.9%
Total Distribution & Networks business	(72)	(61)	(10)	16.7%	(41)	(34)	(6)	17.8%
Less: consolidation adjustments and other activities	(17)	(21)	4	(18.7%)	(8)	(14)	6	(43.1%)

EBITDA, by business segment
Generation business EBITDA	611	576	34	6.0%	225	260	(35)	(13.5%)
Distribution & Networks business EBITDA	80	92	(12)	(13.5%)	39	42	(3)	(7.7%)
Less: consolidation adjustments and other activities	(6)	(10)	4	(39.5%)	(3)	(9)	6	(71.0%)

TOTAL ENEL CHILE CONSOLIDATED EBITDA	685	659	26	3.9%	262	293	(32)	(10.9%)

Generation business EBITDA

EBITDA for our Generation Segment as of June 30, 2026, reached US$ 611 million, a US$ 34 million increase, or 6.0%, compared to the same period in 2025. For Q2 2026, the segment's EBITDA decreased by US$ 35 million compared with the same quarter of the previous year.

The main variables explaining this result are described below:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

▪	Operating revenues as of June 30, 2026, reached US$ 1,596 million, a decrease of US$ 7 million, or 0.5% lower than the same period of the previous year, primarily due to the following:

>	Lower energy sales of US$ 78 million, mainly due to lower revenues of US$ 89 million, primarily driven by a lower average sales price and reduced physical sales (-273 GWh), including lower sales to free customers (-291 GWh) and in the spot market (-16 GWh), partly offset by increased sales to regulated customers (+34 GWh). This was partially offset by the positive effect of exchange rate hedges of US$ 11 million.

>	Lower other sales of US$ 75 million, mainly explained by a decrease in gas sales.

The above was partially offset by:

>	Higher other operating revenues of US$ 145 million, primarily explained by a gas optimization operation resulting from a contract negotiation between Enel Generación Chile and the gas supplier, Shell, which led to modifications to the existing agreement regarding committed volumes, generating increased revenue of US$ 140 million.

For Q2 2026, Operating revenues reached US$ 723 million, a US$ 103 million decrease compared with the same quarter of the previous year. The variation is mainly due to:

>	Lower other sales of US$ 75 million, mainly explained by a decrease in gas sales.

>	Lower energy sales of US$ 46 million, mainly due to: (i) lower revenues of US$ 42 million, primarily explained by a lower average sales price and reduced physical sales (-101 GWh), including lower sales to free customers (-157 GWh), higher sales to regulated customers (+53 GWh), and increased sales in the spot market (+3 GWh); and (ii) the negative effect of exchange rate hedges totaling US$ 4 million.

The above was partially offset by:

>	Higher other operating revenues of US$ 20 million, mainly explained by: (i) increased revenue from commodity derivatives of US$ 13 million; and (ii) higher insurance revenue of US$ 5 million.

▪	Operating costs as of June 30, 2026, were US$ 868 million, a US$ 33 million decrease, or 3.7% less, compared with the same period in 2025, primarily due to:

>	Lower other variable procurement and services costs, totaling US$ 32 million, explained by a lower cost of sales in gas commercialization of US$ 34 million. The above was offset by higher expenses for thermal emission taxes of US$ 3 million.

>	Reduced fuel consumption costs of US$ 12 million, mainly explained by: (i) lower gas consumption of US$ 14 million; and (ii) lower fuel oil consumption of US$ 3 million. This was offset by higher costs from commodity hedging operations of US$ 5 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

The above was partially offset by:

>	Increased energy purchases of US$ 6 million, mainly due to higher physical purchases (+303 GWh).

>	Higher transportation costs of US$ 5 million, mainly explained by increased regasification and gas transportation costs.

In Q2 2026, Operating costs reached US$ 433 million, representing a decrease of US$ 59 million compared to the same quarter of the previous year. This variation is mainly explained by:

>	Lower other variable procurement and services costs of US$ 32 million, mainly due to a US$ 35 million reduction in gas commercialization cost of sales. This effect was offset by higher thermal emission tax expenses of US$ 3 million.

>	Lower energy purchases of US$ 24 million, mainly explained by a lower average energy purchase price, despite higher physical purchases (+339 GWh).

>	Lower transportation costs of US$ 8 million, explained by a decrease in toll expenses of US$ 7 million.

The above was partially offset by:

>	Higher fuel consumption costs of US$ 5 million, primarily due to higher costs related to commodity hedging transactions.

▪	Personnel expenses (net of work for fixed assets) reached US$ 29 million as of June 30, 2026, a US$ 4 million decrease, or 12.2%, compared to the same period in 2025. This decrease is primarily due to incentives totaling US$ 5 million granted to employees participating in early retirement plans during the first half of 2025, offset by higher expenses for bonuses and other employee benefits totaling US$ 1 million.

For Q2 2026, Personnel expenses (net of work for fixed assets) decreased by US$ 2 million, explained by the same reasons as in the previous point.

▪	Other Expenses by Nature as of June 30, 2026, totaled US$ 88 million, a decrease of US$ 4 million, or 4.9%, compared to the same period in 2025, primarily due to lower maintenance and repair service expenses.

In Q2 2026, Other Expenses by Nature decreased by US$ 6 million, which is explained by the same reasons explained above.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

Distribution & Grids business EBITDA

EBITDA for our Distribution and Grids Segment totaled US$ 80 million for the period ended June 30, 2026, a decrease of US$ 12 million, or 13.5%, compared to the same period in 2025. For Q2 2026, the segment's EBITDA decreased by US$ 3 million compared to the same quarter of the previous year.

The main variables explaining this result are described below:

▪	Operating revenues reached US$ 893 million as of June 30, 2026, representing an increase of US$ 20 million, or 2.3%, compared to the same period in 2025, primarily due to:

>	Increased energy sales income of US$ 20 million, mainly explained by: (i) an increase of US$ 54 million due to currency translation effects from the appreciation of the Chilean peso against the US dollar. This was partially offset by lower revenues of US$ 34 million, primarily explained by a lower average sales price.

>	Increased revenue from other services of US$ 3 million, explained by: (i) a US$ 2 million increase in service revenue for the construction of connections and public lighting, and (ii) a US$ 2 million increase from the translation of figures resulting from the appreciation of the Chilean peso against the US dollar.

>	Increased revenue from other sales of US$ 2 million, explained by increased services from other businesses such as antenna leasing and network relocation.

The above was partially offset by:

>	Other operating revenues decreased by US$ 5 million, mainly due to lower insurance compensation income of US$ 14 million. This was partially offset by: (i) higher other revenue from a reversal of provisions for fines of US$ 4 million; (ii) increased revenue from the recovery of unreported consumption totaling US$ 3 million; and (iii) an increase of US$ 1 million due to currency translation effects from the appreciation of the Chilean peso against the US dollar.

Operating revenues for Q2 2026 was US$ 461 million, representing a US$ 22 million increase, or 5.0%, compared with the same quarter of the previous year, primarily due to:

>	Increased revenue from energy sales of US$ 15 million was explained by a positive variation of US$ 22 million, driven by currency translation effects from the devaluation of the Chilean peso against the US dollar. This was partially offset by lower revenues of US$ 7 million, mainly due to a lower average sales price.

>	An increase in other operating revenues of US$ 6 million, mainly explained by: (i) higher other revenue resulting from a reversal of provisions for fines of US$ 4 million; and (ii) higher insurance income of US$ 2 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

>	Increased revenue from other sales of US$ 1 million, explained by increased services in other businesses, such as network relocation and connections.

▪	Operating costs as of June 30, 2026, totaled US$ 741 million, representing an increase of US$ 23 million, or 3.1% higher compared to the same period in 2025, primarily due to:

>	Higher transportation costs of US$ 16 million, explained by: (i) higher payments to transmission companies of US$ 15 million; and (ii) a US$ 2 million negative variation from the impact of currency translation resulting from the appreciation of the Chilean peso against the US dollar.

>	Increased energy purchase costs of US$ 8 million, mainly explained by a lower physical energy purchase of US$ 39 million, offset by a US$ 44 million negative variation due to the impact of currency translation resulting from the appreciation of the Chilean peso against the US dollar.

The above was partially offset by:

>	A US$ 2 million decrease in other variable procurement and services costs, mainly due to lower value-added service costs of US$ 3 million. This was offset by higher call center service costs (emergency plans) of US$ 1 million.

In Q2 2026, Operating costs totaled US$ 382 million, a US$ 19 million increase compared to Q2 2025. This variation is mainly explained by:

>	Increased energy purchase costs of US$ 11 million, primarily due to an US$ 18 million negative currency translation difference, driven by the appreciation of the Chilean peso against the US dollar. This was partially offset by a lower average purchase price of US$ 7 million.

>	Higher transportation costs of US$ 8 million explained by: (i) higher payments to transmission companies of US$ 7 million; and (ii) a US$ 1 million negative difference due to currency translation effects from the appreciation of the Chilean peso against the US dollar.

▪	Personnel expenses (net of work for fixed assets) reached US$ 11 million as of June 30, 2026, representing a US$ 5 million decrease compared to June 2025, mainly explained by: (i) lower non-recurring expenses of US$ 4 million related to incentives granted to employees participating in early retirement plans; and (ii) higher activation of staff costs allocated to investment projects of US$ 2 million. This was partially offset by increased expenses for annual bonus payments of US$ 1 million.

In Q2 2026, Personnel expenses (net of work for fixed assets) reached US$ 5 million, decreasing by US$ 5 million compared to Q2 2025, mainly due to: (i) lower non-recurring expenses related to incentives granted to employees participating in early retirement plans totaling US$ 5 million; and (ii) increased capitalization of staff costs allocated to investment projects of US$ 1 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

▪	Other Expenses by Nature totaled US$ 61 million as of June 30, 2026, representing a US$ 14 million increase compared to the same period of the previous year, mainly due to: (i) higher expenses related to the winter plan (tree trimming) of US$ 11 million; and (ii) a negative US$ 4 million variation due to the impact of currency translation resulting from the appreciation of the Chilean peso against the US dollar.

In Q2 2026, Other Expenses by Nature totaled US$ 36 million, an US$ 11 million increase compared to Q2 2025, mainly due to: (i) higher operating and maintenance costs of US$ 10 million; and (ii) a negative US$ 2 million difference from currency translation effects as a result of the appreciation of the Chilean peso against the US dollar.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

The following table provides a summary, by segment, of EBITDA, Expenses for Depreciation, Amortization, and Impairment, and EBIT for the Enel Chile Group, on a cumulative and quarterly basis as of June 30, 2026, and 2025:

	Cumulative Figures (Figures in US$ million)
	Jun-26			Jun-25
EBITDA & EBIT BY BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	611	(128)	483	576	(170)	406
Distribution & Networks business	80	(51)	28	92	(47)	45
Less: consolidation adjustments and other activities	(6)	(4)	(10)	(10)	(5)	(15)

TOTAL ENEL CHILE CONSOLIDATED	685	(183)	502	659	(222)	437

	Quarterly Figures (Figures in US$ million)
	Q2 2026			Q2 2025
EBITDA & EBIT BY BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	225	(49)	176	260	(102)	159
Distribution & Networks business	39	(24)	14	42	(24)	19
Less: consolidation adjustments and other activities	(3)	(2)	(5)	(9)	(2)	(11)

TOTAL ENEL CHILE CONSOLIDATED	262	(76)	186	293	(128)	166

Depreciation, amortization, and impairment totaled US$ 183 million for the period ending June 30, 2026, a decrease of US$ 38 million compared to June 2025.

>	Increased expenses of depreciation and amortization of US$ 24 million, mainly explained by the commissioning of new renewable energy power plants.

>	Reversal of impairment losses of US$ 61 million, primarily explained by: (i) a reversal of US$ 32 million in impairment losses related to the sale of certain assets related to the coal-fired generation unit Bocamina II, which ceased operations and was disconnected from the National Electricity System on September 30, 2022; and (ii) lower impairment losses of US$ 29 million related to the Las Salinas extension project, which was adjusted downward during the first half of 2025.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

In Q2 2026, depreciation, amortization, and impairment totaled US$ 124 million, a US$ 52 million decrease compared to the same quarter in 2025. This variation is mainly explained by: (i) higher depreciation and amortization expenses of US$ 10 million, primarily in the Generation Segment due to the commissioning of new generation units; and (ii) a reversal of impairment losses of US$ 32 million related to the sale of certain assets related to the coal-fired generation unit Bocamina II, as previously explained.

NON-OPERATING INCOME

The following table presents Enel Chile's consolidated non-operating income, in cumulative and quarterly terms as of June 30, 2026, and 2025:

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in US$ million)	Jun-26	Jun-25	Change	% Change	Q2 2026	Q2 2025	Change	% Change

Financial income	28	28	-	-	17	13	4	27.8%
Financial expenses	(132)	(130)	(2)	1.3%	(64)	(73)	9	(12.3%)
Exchange rate differences, net	(20)	7	(28)	n/a	3	(2)	5	n/a
Gain (Loss) for indexed assets and liabilities	3	11	(8)	(70.7%)	1	3	(2)	(61.1%)
FINANCIAL RESULT	(121)	(84)	(37)	44.0%	(43)	(58)	15	(26.0%)

Other earnings	1	-	1	n/a	-	-	-	n/a
Share of profit (loss) of associates accounted for using the equity method	9	7	2	35.4%	5	4	2	53.3%
OTHER NON-OPERATING RESULTS	10	7	3	41.3%	6	4	2	48.2%

NET INCOME BEFORE TAXES	391	360	30	8.4%	148	111	37	33.5%
Income Tax	(98)	(93)	(5)	5.1%	(30)	(30)	-	-

NET INCOME OF THE PERIOD	293	267	25	9.5%	118	81	37	46.1%
Attributable to Shareholders of the parent company	272	246	26	10.7%	110	71	38	54.2%
Attributable to Non-controlling interest	21	22	(1)	(4.0%)	9	10	(1)	(11.1%)

Financial Result

Enel Chile's consolidated financial result recorded a US$ 121 million loss as of June 30, 2026, representing a US$ 37 million increase compared to the same period of the previous year. Regarding Q2 2026, the financial result showed a US$ 43 million expense, 26% lower than the expense recorded in Q2 2025.

The main variables that explain this result are described below:

Financial expenses increased by US$ 2 million, mainly due to: (i) lower interest capitalization of US$ 6 million, primarily in the Generation Segment, due to the commissioning of the Los Cóndores power plant in Q1 2025; and (ii) higher financial costs of US$ 9 million from payment schedule optimization agreements with suppliers. These increases were partially offset by: (i) lower financial expenses with related companies of US$ 2 million, related to lower debt with Enel Finance International (EFI); (ii) lower financial expenses of US$ 7 million from the sale and assignment of accounts receivable; and (iii) lower bank expenses and commissions of US$ 4 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

In Q2 2026, financial expenses decreased by US$ 9 million compared with the same quarter of the previous period, mainly due to: (i) lower financial costs of US$ 7 million from the sale and assignment of commercial accounts receivable; (ii) lower bank fees and commissions of US$ 4 million; (iii) lower interest on bank loans of US$ 1 million; and (iv) lower financial expenses with related companies of US$ 1 million, in connection to lower debt with Enel Finance International (EFI). These decreases were partially offset by higher financial expenses of US$ 4 million related to payment schedule optimization agreements with suppliers.

Losses from exchange rate differences increased by US$ 28 million compared to the same period in 2025, mainly due to: (i) higher negative exchange rate differences on accounts receivable and payable with related entities of US$ 44 million; and (ii) higher negative exchange rate differences on commercial accounts of US$ 26 million. These increases were partially offset by: (i) lower negative exchange rate differences on derivative instruments of US$ 40 million; and (ii) a higher positive exchange rate difference on other financial assets of US$ 1 million.

In Q2 2026, exchange rate differences recorded a profit increase of US$ 5 million compared to the same quarter last year. This gain was mainly due to lower negative exchange rate differences in accounts payable and accounts payable to related companies, totaling US$ 57 million. However, this was partly offset by a reduction of US$ 52 million in positive exchange rate differences on trade accounts receivable and accounts receivable from related parties.

Corporate income tax

Corporate income tax recorded a US$ 98 million loss for the period ending June 30, 2026, representing a US$ 5 million increase compared to the same period of the previous year. This variation is mainly explained by higher tax expenses of US$ 7 million, resulting from higher results for the period. This was partially offset by lower tax expenses of US$ 2 million due to monetary adjustments.

In Q2 2026, Corporate income tax reached a US$ 30 million expense, in line with the same quarter of the previous year. This result is mainly explained by a higher tax expense of US$ 7 million, driven by better results in Q2 2026, which was offset by a lower tax expense of US$ 4 million due to monetary adjustments and US$ 3 million in tax differences from previous years.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

Performance of key financial ratios

RATIO		UNIT	Jun-26	Dec-25	Jun-25	Change	% Change

Liquidity	Liquidity (1)	Times	0.79	0.91	-	(0.12)	(13.5%)
	Acid-test (2)	Times	0.75	0.87	-	(0.12)	(14.3%)
	Working capital	US$ million	(474)	(234)	-	(240)	102.7%
Leverage	Leverage (3)	Times	1.20	1.33	-	(0.13)	(10.1%)
	Short-term debt (4)%		32.7%	33.6%	-	(0.9 p.p.)	(2.8%)
	Long-term debt (5)%		67.3%	66.4%	-	0.9 p.p	1.4%
	Financial expenses coverage (6)	Times	4.59	-	5.88	(1.29)	(21.9%)
Profitability	Op. income / Op. Revenues	%	22.1%	-	19.2%	2.9 p.p	15.2%
	ROE (7)%		10.9%	-	2.7%	8.2 p.p	303.3%
	ROA (8)%		4.9%	-	1.4%	3.5 p.p	247.6%

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments / Current Liabilities
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA / Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	Current liquidity as of June 30, 2026, was 0.79 times, a 13.5% decline from December 31, 2025. This change is primarily explained by transfers of obligations to the public from long-term to short-term, an effect that was partially offset by a decrease in trade creditors.

>	Working capital as of June 30, 2026, was negative at US$ 474 million, a US$ 240 million decline from the negative working capital reported on December 31, 2025. This change is due to the same reasons explained above.

>	Indebtedness ratio stood at 1.20 times as of June 30, 2026, indicating the level of Enel Chile's equity commitment, compared with 1.33 times as of December 31, 2025. This change is primarily attributable to an increase in the Company's equity, driven by the results obtained during the current period, and a decrease in trade creditors.

>	Financial expenses coverage for the period ended June 30, 2026, was 4.59 times, indicating the ability to cover financial expenses with EBITDA. The 21.9% decrease in this ratio compared to June 2025 (1.29 times) is primarily due to exchange rate difference losses recognized in the 2026 period.

>	Profitability index was 22.1% as of June 30, 2026, compared with 19.2% in the same period of 2025. The improvement of 2.9 p.p. is mainly due to the gas optimization transaction, which generated an increase in other revenues of US$ 140 million under the commercial agreement with Shell, finalized in the first quarter of 2026.

>	Return on equity was 10.9% as of June 30, 2026, an 8.2 p.p. increase from 2.7% as of June 30, 2025. This change is largely due to the extraordinary loss recognized in December 2024 (US$ 657 million before taxes and minority interests), resulting from the discontinuation of accounting hedges related to revenues directly linked to the trend of the US dollar, which the Company had maintained until that date. Isolating the extraordinary effect, the return on equity ratio would have decreased by 1.4% (10.9% as of June 30, 2026, and 12.3% as of June 30, 2025).

>	Return on assets was 4.9% as of June 30, 2026, representing a 3.5 p.p. increase from 1.4% recorded in 2025. Excluding the extraordinary effects recognized in December 2024, mentioned above, the return on assets index would have decreased by 0.2 p.p. (4.9% as of June 30, 2026, and 5.1% as of June 30, 2025).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

2.	BALANCE SHEET ANALYSIS

The Company's Total Assets decreased by US$ 362 million as of June 30, 2026, compared with December 31, 2025.

ASSETS (Figures in US$ million)	Jun-26	Dec-25	Change	% Change

Current Assets	1,757	2,239	(482)	(21.5%)
Non Current Assets	10,784	10,665	120	1.1%

Total Assets	12,541	12,904	(362)	(2.8%)

Current Assets decreased by US$ 482 million as of June 30, 2026, and the variations of the main items are summarized as follows:

•	Cash and cash equivalents decreased by US$ 186 million, mainly explained by the following cash outflows: (i) payments to suppliers of US$ 2,700 million; (ii) dividend payments of US$ 300 million; (iii) purchases of property, plant, and equipment of US$ 180 million; (iv) income tax payments of US$ 119 million; (v) payments of bank loans of US$ 112 million; (vi) other payments related to operating activities of US$ 110 million; (vii) payments of loans to related entities of US$ 81 million; (viii) payments derived from futures, forward, options, and financial swap contracts of US$ 68 million; (ix) interest payments of US$ 70 million; (x) payments to and on behalf of employees of US$ 57 million; (xi) bond loan payments of US$ 25 million; (xii) lease liability payments of US$ 23 million; (xiii) other cash outflows of US$ 7 million; and (xiv) purchases of intangible assets of US$ 3 million. All of the above was partially offset by the following cash inflows: (i) collections from sales of goods and services of US$ 3,473 million; (ii) proceeds from long-term loans of US$ 150 million; (iii) collections from leasing and subsequent sale of those assets of US$ 15 million; (iv) effects of exchange rate variations on cash and cash equivalents of US$ 9 million; (v) interest received of US$ 6 million; (vi) proceeds from the sale of property, plant, and equipment of US$ 5 million; (vii) proceeds from short-term loans of US$ 5 million; (viii) other collections from operating activities of US$ 4 million; (ix) dividends received of US$ 2 million; and (x) other cash inflows of US$ 1 million.

•	Trade accounts receivable and other current accounts receivable decreased by US$ 177 million. This change is mainly explained by: (i) a US$ 98 million decrease in accounts receivable resulting from the application of the tariff stabilization mechanism to regulated customers; (ii) a US$ 64 million decrease in trade accounts receivable arising from the regular billing and collection cycle; and (iii) a US$ 15 million decrease from the dollar conversion of accounts receivable denominated in Chilean pesos from Enel Distribución Chile for its regulated customers.

•	Current tax assets decreased by US$ 79 million, mainly due to: (i) lower credits for absorbed profits of US$ 67 million; and (ii) lower monthly provisional payments of US$ 11 million.

•	Other Current Non-Financial Assets decreased by US$ 77 million, primarily due to: (i) a US$ 53 million decrease in VAT credit and other taxes, primarily in the Generation Segment; (ii) a US$ 22 million decrease in prepaid expenses; and (iii) a US$ 3 million decrease in other items.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

•	Current Accounts Receivable from related entities decreased by US$ 10 million, primarily due to lower receivables from: (i) GNL Chile S.A. of US$ 27 million, related to advance payments for gas purchases; and (ii) Enel Américas of US$ 6 million, for IT and administrative services. This decrease was partially offset by: (i) higher receivables for commodity derivatives operations with Enel Global Trading S.p.A. of US$ 22 million; and (ii) higher receivables from Enel Green Power S.p.A. of US$ 1 million.

The above was partially offset by:

•	Non-Current Assets or groups of assets held for sale classified as such increased by US$ 32 million, mainly explained by the sale of certain assets related to the coal-fired power plant Bocamina II. This process made significant progress by the end of the first half of 2026. This power plant ceased operations and was disconnected from the National Electricity System on September 30, 2022.

•	Current Inventories increased by US$ 14 million, mainly due to higher gas stock as of June 30, 2026, compared with the fiscal year ending December 31, 2025.

Non-current assets increased by US$ 120 million as of June 30, 2026. The variations of the main items are described as follows:

•	Property, Plant, and Equipment increased by US$ 139 million, mainly explained by: (i) a positive effect of US$ 320 million from increases other than those from business combinations; (ii) a reversal of impairment losses recognized in the period's results of US$ 32 million, resulting from the previously mentioned effect related to assets held for sale from the coal-fired power generation unit; (iii) other increases of US$ 11 million; and (iv) a positive variation resulting from the Argentine hyperinflation effect of US$ 1 million. This is partially offset by: (i) higher depreciation expense of US$ 170 million; (ii) a decrease of US$ 32 million due to reclassification as assets held for sale; (iii) a decrease due to translation differences of US$ 21 million; and (iv) a negative variation from retirements of service of US$ 2 million.

•	Investments accounted for using the equity method increased by US$ 7 million, driven by a higher accrued share of profit from our associate, GNL Chile S.A.

The above was partially offset by:

•	Intangible assets other than goodwill decreased by US$ 7 million, mainly due to: (i) an increase in amortization for the period of US$ 15 million; and (ii) a decrease due to translation differences of US$ 2 million. This was partially offset by additions from business during the period of US$ 10 million.

•	Right-of-use assets decreased by US$ 7 million, primarily explained by: (i) an increase of US$ 14 million resulting from depreciation for the period; and (ii) a decrease of US$ 3 million resulting from contract modifications and early terminations. This was partially offset by an increase of US$ 10 million in new right-of-use asset contracts.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

The Company's Total Liabilities, including Equity, totaled US$ 12,541 million as of June 30, 2026, representing a 2.8% decrease from the total liabilities and equity as of December 31, 2025.

LIABILITIES AND EQUITY (Figures in US$ million)	Jun-26	Dec-25	Change	% Change

Current Liabilities	2,231	2,473	(242)	(9.8%)
Non Current Liabilities	4,599	4,881	(282)	(5.8%)
Total Equity	5,712	5,550	162	2.9%
Attributable to the Shareholders of parent company	5,334	5,176	158	3.1%
Attributable to Non-controlling interest	377	374	4	1.0%

Total Liabilities and Equity	12,541	12,904	(362)	(2.8%)

Current Liabilities decreased by US$ 242 million as of June 30, 2026. The following explains the variations in the main components that make them up:

•	Commercial accounts payable and other current accounts payable decreased by US$ 232 million, primarily due to: (i) dividends payable to third parties decreased by US$ 71 million; (ii) lower payments to suppliers for energy purchases of US$ 69 million; (iii) lower accounts payable for goods and services of US$ 66 million; (iv) lower payments to suppliers for fuel and gas purchases of US$ 41 million; and (v) lower accounts payable to personnel of US$ 6 million. This decrease was partially offset by: (i) lower accounts payable for asset purchases of US$ 12 million; and (ii) higher other accounts payable of US$ 9 million.

•	Current tax liabilities decreased by US$ 86 million, primarily due to the payment of income tax.

•	Current accounts payable to related entities decreased by US$ 75 million, primarily due to lower dividends payable to Enel S.p.A. of US$ 104 million and lower services payable to Enel Green Power S.p.A. of US$ 6 million. The decrease was partially offset by: (i) higher accounts payable to Enel Global Trading S.p.A. of US$ 7 million for commodity derivatives; (ii) higher accounts payable to Enel Global Services S.r.L. of US$ 7 million for IT services; and (iii) higher accounts payable to Enel X S.R.L. of US$ 3 million.

The above was partially offset by:

•	Other current financial liabilities increased by US$ 156 million, primarily due to a US$ 227 million transfer from long-term to short-term liabilities related to public obligations due within the next 12 months. This increase was partially offset by: (i) a US$ 62 million decrease in derivative instruments used for hedging; and (ii) a decrease resulting from the payment of liabilities to the public of US$ 25 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

Non-current liabilities decreased by US$ 282 million as of June 30, 2026, primarily due to the following:

•	Other non-current financial liabilities decreased by US$ 190 million, mainly due to a US$ 227 million reduction in bond debt, which was mostly transferred to current liabilities because of short-term maturity. This was partially offset by a US$ 50 million increase in bank loans.

•	Non-current Accounts Payable to related entities decreased by US$ 83 million, mainly due to lower debt owed to Enel Finance International (EFI).

•	Other non-current non-financial liabilities decreased by US$ 9 million, mainly due to lower deferred revenue related to energy sales contracts of US$ 15 million. This was partially offset by higher deferred revenue related to the retail business of US$ 6 million.

•	Other non-current revenue decreased by US$ 7 million, mainly due to a reduction related to dismantling.

The above was partially offset by:

•	Non-current lease liabilities increased by US$ 13 million, primarily due to: (i) higher lease payments in the Generation Segment of US$ 20 million. This was partially offset by a positive effect from the reduction of the contract with Metro de Santiago and an amendment to the generators lease agreement in the Distribution Segment totaling US$ 3 million; and (ii) a positive change resulting from adjustments and exchange rate differences totaling US$ 3 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

Total Equity was US$ 5,712 million as of June 30, 2026, representing an increase of US$ 162 million compared to December 31, 2025. This increase is mainly explained by the following:

•	Equity attributable to Enel Chile's owners totaled US$ 5,334 million, broken down as follows: (i) Issued capital of US$ 3,896 million; (ii) Accumulated earnings of US$ 3,176 million; and (iii) Other negative reserves of US$ 1,737 million, offsetting the above.

>	Retained earnings increased by US$ 164 million, explained by net income of the period for US$ 272 million, offset by dividend payments of US$ 108 million.

>	Other reserves decreased by US$ 6 million, primarily due to higher translation reserves of US$ 21 million, offset by: (i) lower cash flow hedge reserves of US$ 14 million; and (ii) an increase from other changes of US$ 1 million.

•	Equity attributable to non-controlling interests was US$ 377 million, representing an increase of US$ 4 million compared to the balance as of December 31, 2025, mainly explained by the period's net income of US$ 21 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

3.	MAIN CASH FLOWS

Enel Chile Group generated a negative net cash flow of US$ 195 million for the period ending June 30, 2026, reflecting a US$ 137 million decrease in net cash flow compared to the same period in 2025. The key factors contributing to this reduction are outlined below:

NET CASH FLOW (Figures in US$ million)	Jun-26	Jun-25	Change	% Change

From Operating Activities	499	510	(12)	(2.3%)
From Investing Activities	(238)	(132)	(105)	79.4%
From Financing Activities	(456)	(437)	(20)	4.5%

Total Net Cash Flow	(195)	(59)	(137)	233.4%

Operating activities generated a net cash inflow of US$ 499 million for the period ended June 30, 2026. These inflows were primarily composed of: (i) cash inflows from sales of goods and services of US$ 3,473 million; (ii) collections from leasing and subsequent sale of those assets of US$ 15 million; and (iii) other collections from operating activities of US$ 4 million. These inflows were partially offset by: (i) payments to suppliers of US$ 2,700 million; (ii) income tax payments of US$ 119 million; (iii) other payments for operating activities of US$ 110 million, primarily for VAT and other taxes; (iv) payments to employees of US$ 57 million; and (v) other cash outflows of US$ 7 million.

The negative variation in operating cash flow of US$ 12 million compared to June 2025 is mainly explained by: (i) higher collections from sales of goods and services of US$ 77 million; (ii) lower payments for income taxes of US$ 67 million; (iii) lower payments to employees of US$ 18 million; (iv) higher collections from leasing and subsequent sale of those assets of US$ 6 million; (v) higher other collections from operating activities of US$ 2 million. This was partially offset by: (i) higher payments to suppliers of US$ 163 million; (ii) higher other payments for operating activities of US$ 30 million; (iii) higher other cash inflows of US$ 3 million.

Investment activities generated a net cash outflow of US$ 238 million for the period ended June 30, 2026. These cash flows are mainly composed of: (i) disbursements for the purchase of properties, plant, and equipment totaling US$ 180 million; (ii) payments related to futures contracts, options, and financial swaps totaling US$ 68 million; and (iii) disbursements for the purchase of intangible assets totaling US$ 3 million. These outflows were partially offset by: (i) proceeds from the sale of properties, plants, and equipment totaling US$ 5 million; (ii) interest received totaling US$ 6 million; and (iii) dividends received totaling US$ 2 million.

The negative variation in investment flow of US$ 105 million compared to June 2025 is mainly explained by: (i) higher payments resulting from futures contracts, options, and financial swaps totaling US$ 68 million; (ii) higher disbursements for the purchase of property, plant, and equipment amounting to US$ 41 million; and (iii) higher purchases of intangible assets of US$ 1 million. The above was partially offset by: (i) higher proceeds from the sale of property, plant, and equipment totaling US$ 5 million; and (ii) higher dividends received of US$ 1 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

Financing activities generated a net cash outflow of US$ 456 million for the period ending June 30, 2026. These outflows were primarily attributable to: (i) dividend payments of US$ 300 million; (ii) partial repayment of loans with the Corporación Andina de Fomento (CAF) for US$ 100 million and with Citibank for US$ 12 million; (iii) loan payments to related entities of US$ 80 million; (iv) interest payments of US$ 70 million; (v) payments on local bond loans for US$ 25 million; and (vi) lease liability payments of US$ 23 million. These outflows were partially offset by: (i) cash inflows from a loan granted by the Corporación Andina de Fomento (CAF) of US$ 150 million; (ii) financial income from cash investments totaling US$ 5 million; and (iii) other cash inflows of US$ 1 million.

The negative variation of US$ 20 million in the financing flow compared to June 2025 is mainly explained by: (i) higher payments on bank loans of US$ 112 million; (ii) higher payments on lease liabilities of US$ 10 million; (iii) higher payments on bond loans of US$ 2 million. This was partially offset by: (i) higher proceeds from long-term loans of US$ 50 million; (ii) lower dividend payments of US$ 47 million; (iii) lower interest payments on loans of US$ 5 million; and (iv) lower other cash outflows of US$ 2 million.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and respective Depreciation for the periods ended June 30, 2026, and 2025:

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in US$ million)
ENEL CHILE	Payments for Additions of Fixed Assets		Depreciation
	Jun-26	Jun-25	Jun-26	Jun-25

Generation business	119	94	160	141
Distribution & Networks business	59	41	33	28
Other business activities	2	3	5	5

Total Consolidated ENEL CHILE Group	180	138	198	174

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial position and results of operations may be adversely affected if risk exposure to interest rate, commodity price, and foreign exchange rate is not effectively managed. For further details on the risks covered, please refer to Note 22 of Enel Chile’s Consolidated Financial Statements as of June 30, 2026, available at the following link: https://www.enel.cl/en/investors/investor-enel-chile/information-for-the-shareholder/quarterly-results.html

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2026

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is reviewed periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 4.e. of the Financial Statements as of June 30, 2026.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts receivable and notes receivable from related companies are classified as short-term or long-term based on their maturity. Transactions are adjusted to terms that are fair and consistent with prevailing market conditions.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2, 3 and 4 of the Financial Statements of Enel Chile as of June 30, 2026, available at the following link: https://www.enel.cl/en/investors/investor-enel-chile/information-for-the-shareholder/quarterly-results.html

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Gianluca Palumbo
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Title: Chief Executive Officer of Enel Chile S.A.

Date: July 28, 2026